Exhibit 99.1

UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2025

Uranium Royalty Corp. Condensed Interim Consolidated Statements of Financial Position (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

		As at January 31, 2025	As at April 30, 2024
	Notes	($)	($)
Assets
Current Assets
Cash	4	9,657	21,100
Restricted cash	4	110	110
Accounts receivable		—	13,818
Short-term investments	5	7,641	9,143
Inventories	6	221,316	187,090
Prepaids and other receivables		596	490
		239,320	231,751

Non-current Assets
Right-of-use assets		203	181
Royalties	7	59,136	46,771
		59,339	46,952

Total Assets		298,659	278,703

Liabilities
Current Liabilities
Accounts payable and accrued liabilities		1,053	1,202
Other payables		—	1,519
Current portion of lease liability		52	37
		1,105	2,758

Non-current Liability
Non-current portion of lease liability		170	156
		170	156

Total Liabilities		1,275	2,914

Equity
Issued capital	8	273,754	244,397
Reserves	8	3,245	6,316
Retained earnings		18,383	22,522
Accumulated other comprehensive income		2,002	2,554
		297,384	275,789

Total Liabilities and Equity		298,659	278,703

Commitments (Note 13)

Subsequent events (Note 14)

Approved by the Board of Directors:

/s/Ken Robertson	/s/Neil Gregson
Ken Robertson Director	Neil Gregson Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Uranium Royalty Corp. Condensed Interim Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

	Notes	For the three months ended January 31,		For the nine months ended January 31,
		2025	2024	2025	2024
		($)	($)	($)	($)
Revenue
Sales of uranium inventory		—	15,154	10,862	30,472
Royalty revenue		4	6	45	6
Cost of sales
Cost of uranium inventory		—	(9,453)	(7,998)	(20,508)
Depletion		(4)	—	(34)	—
Gross profit		—	5,707	2,875	9,970

Expenses
Salaries and directors' fees	11	(284)	(256)	(858)	(781)
Office and administration	9	(1,039)	(563)	(3,888)	(2,736)
Professional fees and insurance		(133)	(242)	(933)	(1,096)
Transfer agent and regulatory fees		(75)	(60)	(424)	(657)
Share-based compensation		(217)	(186)	(598)	(614)
Operating income (loss) for the period		(1,748)	4,400	(3,826)	4,086

Other items
Other income		224	188	224	198
Finance cost		(106)	—	(418)	—
Interest expense		(5)	(4)	(14)	(6)
Interest income		131	378	499	472
Net foreign exchange loss		(281)	(1,636)	(682)	(670)
Income (loss) before taxes		(1,785)	3,326	(4,217)	4,080
Deferred income tax recovery (expense)		(126)	192	(280)	127
Net income (loss) for the period		(1,911)	3,518	(4,497)	4,207

Other comprehensive income (loss)
Items that will not subsequently be re-classified to net income (loss):
Gain (loss) on revaluation of short-term investments	5	(577)	1,696	(2,076)	14,237
Deferred tax recovery (expense) on short-term investments	5	126	(192)	280	(127)
Item that may subsequently be re-classified to net income:
Foreign currency translation differences		998	(568)	1,244	(151)
Total other comprehensive income (loss) for the period		547	936	(552)	13,959

Total comprehensive income (loss) for the period		(1,364)	4,454	(5,049)	18,166

Net income (loss) per share
Basic earnings (loss) per share		(0.01)	0.03	(0.04)	0.04
Diluted earnings (loss) per share		(0.01)	0.03	(0.04)	0.04
Weighted average number of shares outstanding
Basic	8	130,991,063	112,544,430	124,592,984	105,083,827
Diluted	8	130,991,063	120,575,341	124,592,984	111,844,939

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Uranium Royalty Corp. Condensed Interim Consolidated Statements of Changes in Equity (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

		Number of Common	Issued Capital	Reserves	Retained Earnings/ (Accumulated Deficit)	Accumulated Other Comprehensive Income	Total
	Notes	Shares	($)	($)	($)	($)	($)
Balance at April 30, 2023		99,803,729	167,277	6,319	(11,855)	13,628	175,369
Common shares issued upon exercise of warrants		2,251,520	5,068	(565)	—	—	4,503
Public offering:
Common shares issued for cash		10,205,000	40,948	—	—	—	40,948
Underwriters' fees and issuance costs		—	(2,729)	—	—	—	(2,729)
At-the-Market offering:
Common shares issued for cash		870,910	3,534	—	—	—	3,534
Agents' fees and issuance costs		—	(88)	—	—	—	(88)
Transfer of other comprehensive income to retained earnings upon disposal of short-term investments		—	—	—	25,942	(25,942)	—
Share-based compensation		—	—	614	—	—	614
Net income for the period		—	—	—	4,207	—	4,207
Total other comprehensive income		—	—	—	—	13,959	13,959
Balance at January 31, 2024		113,131,159	214,010	6,368	18,294	1,645	240,317
Common shares issued upon exercise of warrants		698,574	1,573	(176)	—	—	1,397
Public offering:
Common shares issued for cash		6,724,600	30,774	—	—	—	30,774
Underwriters' fees and issuance costs		—	(1,960)	—	—	—	(1,960)
Transfer of other comprehensive income to retained earnings upon disposal of short-term investments		—	—	—	(1,345)	1,345	—
Share-based compensation		—	—	124	—	—	124
Net income for the period		—	—	—	5,573	—	5,573
Total other comprehensive loss		—	—	—	—	(436)	(436)
Balance at April 30, 2024		120,554,333	244,397	6,316	22,522	2,554	275,789
Common shares issued upon exercise of warrants	8	13,020,036	29,266	(3,283)	—	—	25,983
Common shares issued upon exercise of options	8	17,750	91	(28)	—	—	63
Transfer of unexercised expired warrants to retained earnings	8	—	—	(358)	358	—	—
Share-based compensation	8	—	—	598	—	—	598
Net loss for the period		—	—	—	(4,497)	—	(4,497)
Total other comprehensive loss		—	—	—	—	(552)	(552)
Balance at January 31, 2025		133,592,119	273,754	3,245	18,383	2,002	297,384

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Uranium Royalty Corp. Condensed Interim Consolidated Statements of Cash Flows (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

	For the nine months ended January 31,
	2025	2024
	($)	($)
Operating activities
Net income (loss) before tax for the period	(4,217)	4,080
Adjustments for:
Depreciation	41	13
Depletion	34	—
Interest expense	14	6
Finance cost	418	—
Interest income	(499)	(472)
Other income	(224)	(167)
Share-based compensation	598	614
Net foreign exchange loss	682	588
Others	—	(18)
Net changes in non-cash working capital items:
Accounts receivable	13,818	—
Inventories	(33,796)	(94,639)
Prepaids and other receivables	(106)	(2,815)
Accounts payable and accrued liabilities	(149)	211
Other payables	(1,519)	—
Cash used in operating activities	(24,905)	(92,599)

Investing activities
Investment in royalties	(11,584)	—
Investment in short-term investments	(350)	(769)
Net proceeds from sale of short-term investments	—	45,386
Interest received	499	472
Cash generated from (used in) investing activities	(11,435)	45,089

Financing activities
Proceeds from public offering, net of underwriters' fees and issuance costs	—	38,219
Proceeds from At-the-Market offering, net of agents' fees and issuance costs	—	3,446
Proceeds from common shares issued upon exercise of warrants and options	26,046	4,503
Net proceeds from finance payable	18,019	—
Net repayment of finance payable	(19,301)	—
Net repayment of margin loan	—	(9,559)
Repayment of government loan	—	(30)
Payment of lease liability	(48)	(7)
Interest and fees paid	(439)	(167)
Cash generated from financing activities	24,277	36,405

Effect of exchange rate changes on cash	620	(588)

Net decrease in cash	(11,443)	(11,693)
Cash
Beginning of period	21,100	14,306
End of period	9,657	2,613

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Uranium Royalty Corp. Notes to Condensed Interim Consolidated Financial Statements (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

1. Corporate Information

Uranium Royalty Corp. ("URC" or "the Company") is a company incorporated in Canada on April 21, 2017 and domiciled in Canada. URC is principally engaged in acquiring and assembling a portfolio of royalties, investing in companies with exposure to uranium and physical uranium. The Company also engages in the purchase and sale of physical uranium from time to time. The registered office of the Company is located at 1000 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2, Canada. The principal address of the Company is 1188 West Georgia Street, Suite 1830, Vancouver, British Columbia, V6E 4A2, Canada.

The Company is listed on the Toronto Stock Exchange (the "TSX"). The Company's common shares are listed on the TSX under the symbol "URC". The Company's common shares are traded on the NASDAQ Capital Market under the symbol "UROY".

2. Basis of Preparation and Material Accounting Policies

2.1 Statement of compliance

The Company's condensed interim consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IFRS"), applicable to the preparation of interim financial statements including International Accounting Standard 34 Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended April 30, 2024.

These condensed interim consolidated financial statements were authorized for issue by the Company's board of directors on March 6, 2025.

2.2 Basis of presentation

The Company's condensed interim consolidated financial statements have been prepared on a historical cost basis except for financial instruments that have been measured at fair value. The Company's condensed interim consolidated financial statements are presented in thousands of Canadian dollars ("$" or "dollars") which is also the functional currency of URC. All values are rounded to the nearest thousand except where otherwise indicated.

The accounting policies applied in the preparation of these condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company's annual consolidated financial statements for the year ended April 30, 2024. The Company's interim results are not necessarily indicative of its results for a full year.

2.3 Basis of consolidation

The condensed interim consolidated financial statements include the financial statements of Uranium Royalty Corp. and its wholly-owned subsidiaries, being Uranium Royalty (USA) Corp. ("URUSA") and Reserve Minerals, LLC ("RM"). Subsidiaries are consolidated from the date the Company obtains control, and continue to be consolidated until the date that control ceases. Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

All inter-company transactions, balances, income and expenses are eliminated through the consolidation process.

The accounts of URUSA and RM are prepared for the same reporting period as the parent company, using consistent accounting policies. The functional currency of URUSA and RM is the United States dollar. Foreign operations are translated into Canadian dollars using the period end exchange rate as to assets and liabilities and the average exchange rate as to income and expenses. All resulting exchange differences are recognized in other comprehensive income.

Uranium Royalty Corp. Notes to Condensed Interim Consolidated Financial Statements (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

3. IFRS Pronouncement

3.1 Adoption of New Accounting Standards, Interpretation or Amendments

Amendments to IAS 1 - Presentation of Financial Statements

The amendments to IAS 1 clarifies certain requirements for determining whether a liability should be classified as current or non-current and requires new disclosures for non-current liabilities that are subject to covenants within 12 months after the reporting date. The amendments are effective for annual periods beginning on or after January 1, 2024, and are required to be applied retrospectively. The amendment requires the classification of liabilities as current or non-current depending on the rights existing at the end of the reporting period and clarifies that management's expectations in respect of settlement do not affect classification. Liabilities are classified as noncurrent if the company has a substantive right to defer settlement for at least twelve months at the end of the reporting period. 'Settlement' is defined as the extinguishment of a liability with cash, other economic resources, or an entity's own equity instruments. There is an exception for convertible instruments that might be converted into equity, but only for those instruments where the conversion option is classified as an equity instrument as a separate component of a compound financial instrument. The adoption of these amendments on May 1, 2024 did not have a material impact on the Company's consolidated financial statements.

3.2 New Accounting Standards Issued but not effective

Amendments to IFRS 9 and IFRS 7 - Classification and Measurement of Financial Instruments

The International Accounting Standards Board has issued classification and measurement and disclosure amendments to IFRS 9 and IFRS 7 which are effective for years beginning on or after January 1, 2026 with earlier application permitted. The amendments clarify the date of recognition and derecognition of some financial assets and liabilities and introduce a new exception for some financial liabilities settled through an electronic payment system. Other changes include a clarification of the requirements when assessing whether a financial asset meets the solely payments of principal and interest criteria and new disclosures for certain instruments with contractual terms that can change cash flows (including instruments where cash flow changes are linked to environmental, social or governance targets). The Company is currently assessing the impact of this amendment on the Company's consolidated financial statements.

IFRS 18, Presentation and Disclosure in Financial Statements

IFRS 18 is a new standard that will provide new presentation and disclosure requirements and which will replace IAS 1, Presentation of Financial Statements. IFRS 18 introduces changes to the structure of the income statement; provides required disclosures in financial statements for certain profit or loss performance measures that are reported outside an entity's financial statements; and provides enhanced principles on aggregation and disaggregation in financial statements. Many other existing principles in IAS 1 have been maintained. IFRS 18 is effective for years beginning on or after January 1, 2027, with earlier application permitted. The Company is currently assessing the impact of this amendment on the Company's consolidated financial statements.

4. Cash and Restricted Cash

As at January 31, 2025, the Company held cash of $9,657 (April 30, 2024: $21,100). In addition, the Company held restricted cash of $110 (April 30, 2024: $110). Restricted cash held at January 31, 2025 relates to security for a corporate credit card.

5. Short-term Investments

	As at January 31, 2025	As at April 30, 2024
	($)	($)
Fair value, at the beginning of the period/year	9,143	38,340
Additions for the period/year	574	936
Disposals for the period/year	—	(45,386)
Fair value adjustment due to foreign exchange rate change for the period/year	—	(79)
Fair value adjustment due to share price change for the period/year	(2,076)	15,332
Fair value, at the end of the period/year	7,641	9,143

Uranium Royalty Corp. Notes to Condensed Interim Consolidated Financial Statements (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

5. Short-term Investments (continued)

As at January 31, 2025, the fair value of the Company's investment in Queen's Road Capital Investment Ltd. ("QRC") is $7,641 (April 30, 2024: $9,143).

The common shares of QRC are listed on the TSX. During the three and nine months ended January 31, 2025, the Company recognized a change in fair value in short-term investments of $577 and $2,076 (2024: $1,696 and $14,237) and deferred income tax recovery of $126 and $280 (2024: deferred income tax expense of $192 and $127) in other comprehensive income.

6. Inventories

As at January 31, 2025, the Company holds 2,761,271 pounds triuranium octoxide ("U3O8") (April 30, 2024: 2,511,271 pounds U3O8). The carrying value of $221,316 (April 30, 2024: $187,090) includes the Company's entitlement of the uranium production from the McArthur River mine for the Company's royalty in-kind.

Pursuant to an agreement between Yellow Cake plc ("Yellow Cake") and the Company, Yellow Cake granted the Company an option to acquire at market between US$2.5 million and US$10 million U3O8 per year between January 1, 2019 and January 1, 2028, up to a maximum aggregate amount of US$21.25 million worth of U3O8 as at January 31, 2025. Yellow Cake has also agreed to inform the Company of any opportunities for royalties, streams or similar interests identified by Yellow Cake with respect to uranium and the Company has an irrevocable option to elect to acquire up to 50% of any such opportunity alongside Yellow Cake, in which case the parties shall work together in good faith to pursue any such opportunities jointly. Furthermore, the Company and Yellow Cake have agreed to, so far as it is commercially reasonable to do so, cooperate to identify potential opportunities to work together on other uranium related joint participation endeavors. No purchases occurred under this arrangement during the three and nine months ended January 31, 2025.

7. Royalties

($)
Balance, as at April 30, 2023	46,864
Depletion	(329)
Foreign currency translation	(151)
Balance, as at January 31, 2024	46,384
Additions	75
Depletion	(130)
Foreign currency translation	442
Balance, as at April 30, 2024	46,771
Additions	11,584
Depletion	(463)
Foreign currency translation	1,244
Balance, as at January 31, 2025	59,136

Uranium Royalty Corp. Notes to Condensed Interim Consolidated Financial Statements (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

7. Royalties (continued)

	Cost				Accumulated Depletion			Carrying Amount
	April 30, 2024	Additions	Foreign Currency Translation	January 31, 2025	April 30, 2024	Depletion	January 31, 2025	January 31, 2025
	($)	($)	($)	($)	($)	($)	($)	($)
Anderson project	7,880	—	436	8,316	—	—	—	8,316
Churchrock project	805	4,878	305	5,988	—	—	—	5,988
Cigar Lake project	4,704	—	—	4,704	—	—	—	4,704
Dawn Lake project	282	—	—	282	—	—	—	282
Dewey-Burdock project	1,469	—	82	1,551	—	—	—	1,551
Energy Queen project	69	—	4	73	—	—	—	73
Lance project	1,811	—	100	1,911	—	—	—	1,911
Langer Heinrich project	2,822	—	—	2,822	—	(34)	(34)	2,788
McArthur River project	11,543	—	—	11,543	(606)	(429)	(1,035)	10,508
Michelin project	4,262	—	—	4,262	—	—	—	4,262
Millennium and Cree Extension project	—	6,024	—	6,024	—	—	—	6,024
Reno Creek project	310	—	17	327	—	—	—	327
Roca Honda project	170	—	10	180	—	—	—	180
Roughrider, Russell Lake and Russell Lake South projects	5,998	—	—	5,998	—	—	—	5,998
Salamanca Project	—	682	—	682	—	—	—	682
San Rafael project	555	—	30	585	—	—	—	585
Slick Rock project	3,127	—	173	3,300	—	—	—	3,300
Whirlwind project	69	—	4	73	—	—	—	73
Workman Creek project	1,501	—	83	1,584	—	—	—	1,584
	47,377	11,584	1,244	60,205	(606)	(463)	(1,069)	59,136

The Company's royalties are detailed below:

Anderson, Slick Rock and Workman Creek Projects

The Company holds a 1% net smelter return royalty for uranium on Anderson project, Slick Rock project, and Workman Creek project in the USA.

Cigar Lake, McArthur River and Dawn Lake Projects

The Company holds (i) a 1% gross overriding royalty on an approximate 9% share of uranium production derived from an approximate 30.195% ownership interest of Orano Canada Inc. ("Orano") on the McArthur River project located in Saskatchewan, Canada; (ii) a 10% to 20% sliding scale net profit interest ("NPI") royalty on a 3.75% share of overall uranium production, drawn from Orano's approximate 40.453% ownership interest in the Waterbury Lake / Cigar Lake project (the "Cigar Lake Project") located in Saskatchewan, Canada, and (iii) a 10% to 20% sliding scale NPI royalty on a 7.5% share of overall uranium production from the Dawn Lake project located in Saskatchewan, Canada. The sliding scale NPI royalty on the Cigar Lake Project and the Dawn Lake project will decrease to 10% after the combined production on the Cigar Lake and Dawn Lake projects reach 200 million pounds U3O8.

The Company has elected to receive royalty proceeds from the McArthur River mine through delivery of physical uranium. As a result, the Company recorded a depletion of $140 and $429 (2024: $98 and $329) on the McArthur River royalty and an increase in inventory by the same amount during the three and nine months ended January 31, 2025.

Uranium Royalty Corp. Notes to Condensed Interim Consolidated Financial Statements (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

7. Royalties (continued)

Churchrock Project

During the nine months ended January 31, 2025, the Company acquired an additional royalty on a portion of the Churchrock uranium project. The royalty is structured as a gross overriding royalty of 6% "Mine Price", which anticipates recovery of reasonable and actual costs to transport the mineral to the final point of sale. The acquisition cost of $4,878 was paid in cash. As at January 31, 2025, the Company holds a 4% net smelter return royalty on the entire Churchrock property and a 6% gross overriding royalty on a portion of the Churchrock property in the USA.

Dewey-Burdock Project

The Company holds a 30% net proceeds royalty and a 2% to 4% gross value royalty on a portion of the Dewey-Burdock property in the USA.

Energy Queen, San Rafael and Whirlwind Projects

The Company holds a 1% gross value royalty on portions of the Energy Queen project, a 2% net smelter return royalty on portions of the San Rafael project and a 2% to 4% sliding scale gross value royalty on portions of the Whirlwind project in the USA. The Company may choose to take product payment in physical ore or concentrates produced from the Energy Queen and Whirlwind projects.

Lance Project

The Company holds a 4% gross revenues royalty on a portion of the Lance property and an additional 1% gross revenues royalty which covers the entirety of the current permitted project area in the USA.

Langer Heinrich Project

The Company holds a production royalty of Australian $0.12 per kilogram of yellow cake produced from the Langer Heinrich uranium project in Namibia.

Michelin Project

The Company holds a 2% gross revenues royalty on the Michelin property in Canada.

Millennium and Cree Extension Projects

During the nine months ended January 31, 2025, the Company acquired a 10% NPI royalty on an approximate 20.6955% participating interest in the Millennium and Cree Extension projects in Saskatchewan, Canada. As a profit-based NPI interest, the acquired royalty is calculated based upon generated revenue, with deductions for certain expenses and costs, which include cumulative expense accounts, including development costs. The acquisition cost of $6,024 was paid in cash.

Reno Creek Project

The Company holds a 0.5% net profit interest royalty, with a maximum amount payable thereunder of US$2.5 million, on a portion of the Reno Creek property in the USA.

Roca Honda Project

The Company holds a 4% gross revenues royalty on a portion of the Roca Honda property in the USA. The royalty is subject to the right of the payor to purchase the royalty for US$5 million at any time prior to the first royalty payment becoming due thereunder.

Roughrider, Russell Lake and Russell Lake South Projects

The Company holds a 1.98% net smelter return royalty on the Roughrider, Russell Lake and Russell Lake South properties in Canada. The royalties on the Roughrider, Russell Lake and Russell Lake South projects are represented by the same royalty instrument.

Uranium Royalty Corp. Notes to Condensed Interim Consolidated Financial Statements (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

7. Royalties (continued)

Salamanca Project

During the nine months ended January 31, 2025, the Company acquired a 0.375% net smelter return royalty on the Salamanca project, including the Retortillo, Zona 7 and Alameda projects, located in Spain. The acquisition cost of $682 was paid in cash.

8. Issued Capital

8.1 Common Shares

The authorized share capital of the Company is comprised of an unlimited number of common shares and an unlimited number of preferred shares issuable in series without par value.

At-the-Market Equity Program

On August 8, 2023, the Company entered into an equity distribution agreement (the "2023 Distribution Agreement") with a syndicate of agents for an at-the-market equity program (the "ATM Program"). The 2023 Distribution Agreement allowed the Company to distribute up to US$40 million (or the equivalent in Canadian dollars) of common shares of the Company (the "ATM Shares") to the public from time to time, through the agents, at the Company's discretion. The ATM Shares sold under the ATM Program, were sold at the prevailing market price at the time of sale. The 2023 Distribution Agreement was terminated on September 1, 2024.

On August 29, 2024, the Company renewed its ATM Program that allows the Company to distribute up to US$39 million (or the equivalent in Canadian dollars) of ATM Shares to the public from time to time, through the agents, at the Company's discretion. The ATM Shares sold under the ATM Program, if any, will be sold at the prevailing market price at the time of sale. Sales of ATM Shares will be made pursuant to the terms of an equity distribution agreement dated August 29, 2024 (the "2024 Distribution Agreement"). All sales under the ATM Program following August 29, 2024 are made under the 2024 Distribution Agreement. Unless earlier terminated by the Company or the agents as permitted therein, the 2024 Distribution Agreement will terminate upon the earlier of (a) the date that the aggregate gross sales proceeds of the ATM Shares sold under the ATM Program reaches the aggregate amount of US$39 million (or the equivalent in Canadian dollars); or (b) August 20, 2025.

No ATM shares were distributed by the Company during the three and nine months ended January 31, 2025.

8.2 Reserves

Common Share Purchase Warrants and Options

The following outlines the movements of the Company’s warrants and share options:

	Warrants	Share Options	Total
	($)	($)	($)
Balance, as at April 30, 2023	4,382	1,937	6,319
Common shares issued upon exercise of warrants	(565)	—	(565)
Share-based compensation	—	614	614
Balance, as at January 31, 2024	3,817	2,551	6,368
Common shares issued upon exercise of warrants	(176)	—	(176)
Share-based compensation	—	124	124
Balance, as at April 30, 2024	3,641	2,675	6,316
Common shares issued upon exercise of warrants	(3,283)	—	(3,283)
Transfer of unexercised expired warrants to retained earnings	(358)	—	(358)
Common shares issued upon exercise of options	—	(28)	(28)
Share-based compensation	—	598	598
Balance, as at January 31, 2025	—	3,245	3,245

During the nine months ended January 31, 2025, 13,020,036 common share purchase warrants were exercised.

Uranium Royalty Corp. Notes to Condensed Interim Consolidated Financial Statements (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

8. Issued Capital (continued)

8.2 Reserves (continued)

Share Options

The following outlines movements of the Company's share options:

	Number of options	Weighted Average Exercise Price ($)
Balance at April 30, 2024	1,697,300	3.36
Granted	391,500	3.92
Forfeited	(8,750)	3.31
Exercised	(17,750)	3.48
Balance at January 31, 2025	2,062,300	3.47

On October 17, 2024 and October 29, 2024, the Company granted 374,500 and 17,000 share options at an exercise price of $3.92 per share and $4.00 per share to certain directors, officers, employees and consultants of the Company, respectively. These options are valid for a period of five years. The options will vest as follows: (a) 25% on the grant date; and (b) 25% on each of the dates that are 6, 12 and 18 months thereafter.

The weighted average fair value of the share options granted was $2.12 per share and it was estimated at the date of grants using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk-free interest rate	2.94%
Expected life (years)	4.00
Expected volatility	69.19%
Expected dividend yield	0.00%
Estimated forfeiture rate	3.51%

A summary of share options outstanding and exercisable at January 31, 2025, are as follows:

	Options Outstanding			Options Exercisable
Exercise Price ($)	Number of Options Outstanding	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)	Number of Options Exercisable	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)
2.00 to 2.99	443,550	2.92	3.50	338,850	2.92	3.48
3.00 to 3.99	1,505,750	3.55	2.39	1,216,750	3.46	1.85
4.00 to 4.99	73,000	4.13	2.19	60,250	4.16	1.64
5.00 and above	40,000	5.46	1.62	40,000	5.46	1.62
	2,062,300	3.47	2.61	1,655,850	3.42	2.17

The amount of share-based compensation expense recognized during the three and nine months ended January 31, 2025 was $217 (2024: $186) and $598 (2024: $614), respectively.

Uranium Royalty Corp. Notes to Condensed Interim Consolidated Financial Statements (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

8. Issued Capital (continued)

8.3 Earnings (Loss) Per Share

For the three and nine months ended January 31, 2025, the Company's outstanding warrants and stock options were not included in the calculation of diluted loss per share as they were anti-dilutive.

	For the three months ended January 31,		For the nine months ended January 31,
	2025	2024	2025	2024
	($)	($)	($)	($)
Net income (loss) for the period	(1,911)	3,518	(4,497)	4,207

Basic weighted average number of shares	130,991,063	112,544,430	124,592,984	105,083,827
Basic earnings (loss) per share	(0.01)	0.03	(0.04)	0.04

Effect of dilutive securities
Warrants	—	7,757,254	—	6,711,056
Stock options	—	273,657	—	50,056
Diluted weighted average number of common shares	130,991,063	120,575,341	124,592,984	111,844,939
Diluted earnings (loss) per share	(0.01)	0.03	(0.04)	0.04

9. Office and Administration Expenses

The following outlines the amounts included in office and administration expenses for the three and nine months ended January 31, 2025 and 2024:

	For the three months ended January 31,		For the nine months ended January 31,
	2025	2024	2025	2024
	($)	($)	($)	($)
Corporate administrative costs	219	181	620	515
Investor communications and marketing expenses	375	122	2,042	1,626
Uranium storage fees	445	260	1,226	595
Total	1,039	563	3,888	2,736

10. Financial Instruments

At January 31, 2025, the Company's financial assets include cash, restricted cash and short-term investments. The Company's financial liabilities include accounts payable and accrued liabilities and lease liability. The Company uses the following hierarchy for determining and disclosing fair value of financial instruments:

•
Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
•
Level 2: other techniques for which all inputs have a significant effect on the recorded fair value which are observable, either directly or indirectly.
•
Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The Company's cash, restricted cash and accounts payable and accrued liabilities approximate fair value due to their short terms to settlement. The fair value of short-term investments, which are classified as level 1 within the fair value hierarchy, is determined by obtaining the quoted market price of the short-term investment and multiplying it by foreign exchange rate, if applicable, and the quantity of shares held by the Company. Lease liability is measured at amortized cost. The fair value of the lease liability approximates its carrying value as its interest rate is comparable to current market rates.

Uranium Royalty Corp. Notes to Condensed Interim Consolidated Financial Statements (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

10. Financial Instruments (continued)

10.1 Financial risk management objectives and policies

The financial risk arising from the Company's operations are credit risk, liquidity risk, commodity price risk, currency risk and other price risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company's ability to continue as a going concern. The risks associated with these financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

10.2 Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company's bank balances. The Company holds cash with Canadian chartered financial institutions of which the majority of its bank balances are uninsured as at January 31, 2025. The Company's maximum exposure to credit risk is equivalent to the carrying value of its cash and restricted cash balance. In order to mitigate its exposure to credit risk, the Company monitors its financial assets and maintains its cash deposits in several Schedule I chartered banks in Canada.

10.3 Liquidity risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities. To manage liquidity risk, the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations. The Company believes that, taking into account its current cash reserves and other liquid assets, it has sufficient working capital for its present obligations for at least the next twelve months commencing from January 31, 2025. The Company's working capital (current assets less current liabilities) as at January 31, 2025 was $238,215. The Company's accounts payable and accrued liabilities are expected to be realized or settled within a one-year period.

10.4 Commodity price risk

The recoverability of the Company's physical uranium inventories is subject to changes in uranium prices. In addition, the Company's future profitability will be dependent on the royalty income to be received from mine operators. Royalties are based on a percentage of the minerals or the products produced, or revenue or profits generated from the property which is typically dependent on the prices of the minerals the property operators are able to realize. Mineral prices are affected by numerous factors such as interest rates, exchange rates, inflation or deflation and global and regional supply and demand.

10.5 Currency risk

Financial instruments that impact the Company's net income due to currency fluctuations include cash denominated in U.S. dollars. The impact of a Canadian dollar change against U.S. dollars on cash by 10% would not have a significant impact on net loss for the nine months ended January 31, 2025.

10.6 Other price risk

The Company is exposed to equity price risk as a result of investing in other mining companies. The equity prices of these investments are impacted by various underlying factors including commodity prices. Based on the Company's short-term investments held as at January 31, 2025, a 10% change in the equity prices of these investments would have an impact, net of tax, of approximately $661 on other comprehensive income.

11. Related Party Transactions

11.1 Related Party Transactions

Related party transactions are based on the amounts agreed to by the parties. During the three and nine months ended January 31, 2025 and 2024, the Company did not enter into any material contracts or undertake any significant commitment or obligation with any related parties other than as described herein and elsewhere in these financial statements.

Uranium Royalty Corp. Notes to Condensed Interim Consolidated Financial Statements (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

11. Related Party Transactions (continued)

11.2 Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity.

The remuneration of directors and key management, for the three and nine months ended January 31, 2025 and 2024, comprised of:

	For the three months ended January 31,		For the nine months ended January 31,
	2025	2024	2025	2024
	($)	($)	($)	($)
Management salaries	105	115	299	305
Directors’ fees	58	46	151	148
Share-based compensation	152	110	395	363
Total	315	271	845	816

12. Operating Segments

The Company conducts its business as a single operating segment, being the acquiring and assembling a portfolio of royalties, investing in companies with exposure to uranium and physical uranium. The Company also engages in the purchase and sale of physical uranium from time to time. Except for the royalties on uranium projects located in the USA, Namibia and Spain, substantially all of the Company's assets and liabilities are held within Canada.

12.1 Sales of Uranium Inventory

Sales of uranium inventory for the three and nine months ended January 31, 2025 and 2024 were all generated in Canada.

12.2 Major Customers

Revenue from sales of uranium inventory from major customers for the three and nine months ended January 31, 2025 and 2024 are summarized as follows:

	For the three months ended January 31,		For the nine months ended January 31,
	2025	2024	2025	2024
	($)	($)	($)	($)
Customer A	—	—	10,862	—
Customer B	—	—	—	15,318
Customer C	—	10,125	—	10,125
Customer D	—	5,029	—	5,029
Total	—	15,154	10,862	30,472

13. Commitments

On November 17, 2021, as amended on June 11, 2024, the Company entered into agreements with CGN Global Uranium Ltd ("CGN"), pursuant to which the Company agreed to purchase an aggregate 500,000 pounds U3O8 at a weighted average price of US$47.71 per pound, of which an aggregate of 400,000 pounds U3O8 were delivered as at January 31, 2025. The delivery of the remaining 100,000 pounds U3O8 for approximately $7.1 million is required in April 2025.

14. Subsequent Events

Other than as disclosed elsewhere in these condensed interim consolidated financial statements, the following material events occurred subsequent to January 31, 2025:

In February 2025, the Company entered into an agreement to sell 50,000 pounds U3O8 at a weighted average price of US$64.75 per pound for US$3.2 million. Delivery of the physical uranium by the Company is required in March 2025.

Uranium Royalty Corp. Notes to Condensed Interim Consolidated Financial Statements (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

14. Subsequent Events (continued)

In February 2025, 44,000 share options were exercised at a gross proceeds of $127.

On March 4, 2025, Orano issued a book transfer notice with respect to the delivery of 18,366 pounds U3O8 to the Company's storage account at Blind River in Canada, for the settlement of the royalty payment related to the production from the McArthur River mine for calendar year 2024. Delivery of the physical uranium is due on March 14, 2025.